CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date January 2, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release December 22, 2006: CSM completes share repurchase program

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.vanderdrift@csm.nl

Press Release

CSM COMPLETES SHARE REPURCHASE PROGRAM

Diemen, the Netherlands, 22 December 2006 – CSM announces that it has repurchased depositary receipts of ordinary shares in CSM, as follows:

Number	Weighted average price per depositary receipt
734.645	EUR 29.2482
6,519,645 (cumulative)	EUR 27.6089 (cumulative average)

This transaction is part of CSM's share repurchase program which was announced on 29 September 2006 in order to further optimize the company's capital structure. It is CSM's intention to have the repurchased shares cancelled in due course.

For the execution of the share repurchase program CSM entered into six 2-week forward purchase agreements with Fortis Bank (Nederland) N.V. Under the program, which started on 2 October 2006 and which is now complete, CSM repurchased 6,519,645 depositary receipts of shares amounting to EUR 179,999,916.

CSM also settled its convertible bond loans, involving an amount of EUR 9,890,201 in order to prevent dilution of CSM's share capital by 411,012 depositary receipts of shares.

In 2006, CSM paid an amount of EUR 57,820,156 in dividend to holders of depositary receipts of ordinary shares and an amount of EUR 4,287,988 in dividend to holders of financing preference shares.

All in all, CSM paid a total of EUR 252 million to its shareholders in 2006, thus achieving its target of reducing equity by some EUR 250 million by means of dividend payment and share buyback, as was communicated in March 2006.

For more information, please contact:
Press: Marjolein van der Drift, Communications Manager, tel. +31 (0)20 5906320 / +31 (0) 653527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / mobile +44 (0)7767 227506

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl.